EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

December 15, 2006

TSX Venture Exchange:   EMR

OTC Bulletin Board:   EGMCF

U.S. 20-F Registration:   000-51411

Frankfurt Stock Exchange:   EML

Emgold Announces Closing of Second and Final Tranche of $4.57 Million Financing

Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to announce the closing of a second tranche of its previously announced (see news release December 5, 2006) Private Placement.  With this announcement the Private Placement has been closed with the successful raising of $4.57 million dollars in gross amount.

In this Private Placement the Company issued a total of 14,344,105 units at $0.26 per unit, each unit comprising one common share and one share purchase warrant exercisable for 24 months to acquire an additional share at $0.40, and 2,238,000 flow through units at $0.38 per unit, each flow through unit comprising one flow-through common share and one-half of one non-flow-through share purchase warrant exercisable for 24 months to acquire one additional share at $0.50.

1,326,568 compensation options were issued and approximately $370,000 in fees were paid to the agent and certain finders in connection with the transaction.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.